UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 31, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 2, 2010

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ANNOUNCES RESULTS FOR YEAR END FISCAL 2010

May 31, 2010, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the three and twelve months ended February 28, 2010. Currency values are presented in Canadian dollars unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones. In fiscal 2010, the Company operated at the Holpan, Klipdam and Saxendrift mines, and placed the Wouterspan mine on care and maintenance due to the international credit crisis and sharp decline in diamond prices.

The Company's rapid response in late 2008 to the international credit crunch ensured that it was able to address the challenges of the world economic crisis and the concomitant significant decline in international diamond prices. Through a combination of proactive restructuring, flexibility, and resourcefulness at its three producing operations the Company was able to reduce costs, increase production, and leverage diamond prices in a highly challenging market.

As difficult as the past 18 months have been, there have been several highlights that ensured that Rockwell managed the economic crisis, and that bode well for the Company moving forward. These include:
•         The excellent performance of the Saxendrift mine and high volume rotary-pan plant following its commissioning in early 2009 at the height of the world economic crisis;
•         The sustained lower cash operating cost achieved by the Company which was at the lower end of its target range of $3 - 3.50 per tonne;
•         Regular recovery of stones greater than 10 carats including exceptional diamonds of greater than 100 carats in size from the Saxendrift operation;
•         Receipt of approximately US$1.9 million of profit share from the Company's beneficiation agreement with the Steinmetz Diamond Group in spite of a very depressed diamond market; and
•         The successfully completion of a private placement and fully subscribed rights offer which allowed the Company to strengthen its balance sheet, retire short term debt, and reposition itself for organic growth and potential acquisitions of alluvial diamond assets that will add significant new production.

Operational performance improved through fiscal 2010. Led by the high throughput Saxendrift operation, Rockwell's production for the 2010 fiscal year increased to 2.9 million cubic meters from three operating mines compared to 2.0 million cubic meters from four operations in fiscal 2009. The average operating cost for the Company's three mines decreased in fiscal 2010 to US$3.11 per tonne from US$5.23 per tonne in fiscal 2009.

Rockwell again produced some exceptional stones during fiscal 2010. Nine plus 30-carat diamonds were recovered during the year, including three excellent gemstones larger than 100 carats (105.62 carats, 120.45 carats, 122.43 carats) from Saxendrift.

Prices received for the Company's diamond production increased progressively through the latter part of fiscal 2010 reflecting a strong recovery in international diamond prices following the sharp decline (50% on average) in the fourth quarter of fiscal 2009. The average price received in the fourth quarter of 2010 was US$1,154 per carat, a substantial increase from the average price of US$318.32 per carat in the fourth quarter of fiscal 2009.

As a consequence of a steady improvement in diamond prices through the last two quarters of fiscal 2010, and on-going resilience and price improvements into fiscal 2011, Rockwell is in the process of re-initiating its growth and acquisition plans to increase its production profile. At the same time the Company continues to manage costs, leverage diamond sales, and increase production to maximize revenues.

Operations Overview

In the twelve months ending February 28, 2010:
•         24,915.9 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.
•         26,532.4 carats were sold at an average price of US$1,010.21 per carat.
•         Tender sales of $26.4 million, plus returns from beneficiation profit share of US$1.9 million resulted in income for the year of $29.8 million (US$28.3 million).
•         Cost of diamond sales was $22.9 million and amortization and depletion was $9.5 million for total operating expenses of $32.4 million.
•         An operating loss of $2.7 million was realized for the year. Net general and administrative expenses amounted to $8.7 million, and net interest expenses were $1.5 million, offset by a net tax recovery of $2.6 million.
•         A loss of $7.0 million or $0.03 per share was realized for the period, compared to $13 million or $0.05 per share in fiscal 2009.

Diamonds in inventory at February 28, 2010 totalled 1,909.66 carats.

The following is a comparison of the twelve-month results for fiscal 2010 with those in fiscal 2009.

PRODUCTION
Operation	12 months ending February 28, 2010			12 months ending February 28, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	805,925	6,398.2	0.79	561,583	4,127.4	0.73
Klipdam	895,669	9,669.8	1.08	711,924	7,041.8	0.99
Wouterspan	-	14.1	-	552,293	3,897.1	0.71
Saxendrift	1,216,503	8,833.8	0.73	194,287	2,436.7	1.18
Total	2,918,097	24,915.9	0.85	2,020,087	17,503.0	0.87

SALES, REVENUE AND INVENTORY
Operation	12 months ending February 28, 2010				12 months ending February 28, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	6,457.7	3,166,842	492.09	780.3	3,741.1	4,272,511	1,142.05	839.8
Klipdam*	10,816.7	6,301,240	581.26	595.4	5,657.0	18,954,292	3,350.61	1,742.3
Wouterspan	591.0	280,193	475.32	0.0	3,640.8	4,698,121	1,290.41	576.9
Makoenskloof	-	-	-	-	212.0	1,500,119	7,076.03	-
Saxendrift	8,667.1	17,055,281	1,967.81	533.9	2,069.5	3,656,268	1,766.71	367.2
Total	26,532.5	26,803,556	1,010.21	1,909.6	15,320.4	33,081.311	2,159.30	3,526.2

*Included in the Klipdam inventories and sales are 322.02 carats at $122,973 from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area.

Profit and Loss

The Company realized a loss of $ .0 million for the twelve month period ended February 28, 2010 compared to a loss of $13.0 million for the prior year. The loss was due to the collapse in the diamond market and precipitous decline in diamond prices that commenced in the fourth quarter of fiscal 2009 due to the ongoing global credit crisis and economic recession. This resulted in on-going weakness of diamond prices through the first two quarters of fiscal 2010 and the slow recovery in the third quarter. Though prices remained weak during this period there has been an overall improvement in prices of about 49% from the initial sharp fall in prices of about 50% in the last quarter of fiscal 2009.

During the twelve months ended February 28, 2010, the Company realized rough diamond sales of $29.8 million compared to $34.3 million for the comparable period in the prior year. Diamond prices have gradually recovered, climbing to US$1,090.55 per carat in July, US$862.36 per carat in August/September tenders, US$1,434.33 in November and US$1,154.11 in the January/February tender. The lower price per carat received in August and January/February was related to lower grade mixes of stones.

The credit crunch and ensuing recession resulted in diamond prices falling sharply in late calendar 2008 (fourth quarter of fiscal 2009). Sales prices achieved in the first quarter of fiscal 2010 were below the cost of production; however, prices achieved in the second quarter covered the cost of production, but were not sufficient to cover fixed overheads in full and lease payments. To maintain liquidity, sales were made below production cost. This resulted in the Company invoking the payment deferral with Komatfin, which ended on November 1, 2010.

Income generated in November 2009 was sufficient to cover all the third quarter costs and significant arrear creditors, including ZAR11.4 million ($1.6 million) for outstanding royalties. The November income resulted in a third quarter operating profit. The operating profit in the fourth quarter covered the cost of operations.

Mining costs for the twelve months ended February 28, 2010 amounted to $22.9 million (twelve months ended February 28, 2009- $25.1 million), which excludes amortization and depletion charges of $9.5 million (twelve months ended February 28, 2009 - $11.3 million).

Exploration expenses (excluding stock-based compensation) decreased to $97,805 for the twelve months ended February 28, 2010 compared to $498,739 for the same period in the prior year as a result of diminished exploration activity.

Administrative cost also decreased in fiscal 2010. Office and administrative costs for the twelve months ended February 28, 2010 decreased to $3.4 million from $3.5 million incurred for the same period in the prior year, primarily the result of controlling costs and reducing overheads. Travel and conference expenses amounted to $194,544 for the twelve months ended February 28, 2010 compared to $605,812 for the same period in the previous year. Legal, accounting and audit expenses for the twelve months ended February 28, 2010amounted to $1.4 million compared to $1.9 million incurred for the same period in the prior year. The Company has experienced significant legal costs due to the unsolicited bid by Pala and the capital raising exercise.

Stock-based compensation decreased to $0.3 million for the twelve months ending February 28, 2010 in comparison to $1.8 million for the same period in the previous year.

Net interest expenses were $1.1 million for the twelve months ended February 28, 2010, compared to $1.9 million for the twelve months ended February 28, 2009 due to the use of the credit facility in fiscal 2009 to maintain working capital and the deferred lease payments.

Additional details can be found in the Company's Financial Statements and Management's Discussion and Analysis which are filed on www.sedar.com.

Private Placement and Rights Offering

The Company completed financings to strengthen its balance sheet. In the fourth quarter of fiscal 2010, gross proceeds of $8.6 million were raised in a private placement to new and existing shareholders. These funds were utilized to repay a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet), a short term, partially secured, borrowing facility, debts incurred in the unsolicited bid by Pala Investments and fund raising fees..

Subsequent to year end, an additional $8.0 million raised through a fully subscribed rights offering and standby facility. A portion of the proceeds is planned to be used for production enhancements at the Saxendrift mine, and the proposed modernization and expansion of the plant at Wouterspan, an operation with a history of producing high-quality stones. Limited expenditure will also be made on ensuring that the planning and construction requirements for the proposed Tirisano or Blue Gum acquisition (see below) are fully evaluated and costed so that the Company can rapidly proceed with the development and commissioning of this project once the conditions precedent are met to complete this transaction.

Plans Moving Forward

In March 2010, the Company signed a term sheet for purchase 74% of the Tirisano or Blue Gum diamond operation, located in the Ventersdorp region of South Africa, from Etruscan Diamonds Ltd for an amount not exceeding South African Rand 33.5 million (approximately $4.65 million), payable in Rockwell shares. The Blue Gum property hosts an alluvial diamond deposit with 25 million cubic meters of indicated mineral resources and 15 million cubic meters of inferred mineral resources, both at an estimated grade of 2.37 carats/100 cubic meters (see Rockwell March 11, 2010 news release); operations are currently on care and maintenance. The transaction is expected to be complete in the third quarter of fiscal 2011.

The Tirisano project, together with the proposed modernization and re-commissioning of the Wouterspan project will provide Rockwell with additional high quality gemstone production and help smooth the Company's revenue and cash flow once these operations are in production. The proposed development program is in line with the broad plan of growth and acquisition plans outlined to shareholders in 2009.

President and CEO John Bristow commented, " The Company implemented significant improvements to operating and costs structures in all parts of its business in fiscal 2010 to sustain the business in a very harsh economic climate and to also provide the foundation for future growth. We are proceeding cautiously with expansion and acquisition plans, mindful of the economic challenges and legacies of the recession in 2010, and are considering our options to fund and develop proposed new growth projects, including engaging with its existing shareholders and strategic partners that invested in Rockwell in the private placement completed in fiscal 2010."

The Company will host a telephone conference call on Tuesday, June 1, 2010 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 381-4602 (toll free) or (760) 666-3757 (toll) in North America, 0 800 032 3836 (toll free) in the United Kingdom and 0800 999 567 (toll free) in South Africa.

A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) June 7, 2010 and can be accessed by dialing (800) 642-1687 (toll free) in North America or (706) 645-9291 (toll) and using the pass code 78573195.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.